ASA Gold and Precious Metals Limited

VIA EDGAR

October 8, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: ASA Gold and Precious Metals Limited (“Registrant”) (File No. 811-21650)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, we are filing herewith the attached materials in connection with Registrant’s currently effective Fidelity bond:

1)	a copy of the executed Fidelity bond, and

2)	a copy of the resolutions of the Board of Directors, including a majority of directors who are not “interested persons” of the Registrant, approving the amount, type, form and coverage of the Fidelity bond.

The premium for the attached Fidelity bond has been paid for the period September 30, 2018 to September 30, 2019.

Sincerely,

/s/ Jack Huntington
Jack Huntington
Chief Compliance Officer
ASA Gold and Precious Metals Limited

JH/DL